UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                 SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                             CALA CORPORATION
                             (Name of Issuer)
                               Common Stock
                     (Title of Class of Securities)
                               224908 30 1
                              (CUSIP Number)
                              1314 Texas Ave.
                           Houston, Texas 77002
                              (713) 302 8689
      (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)
                            September 12, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP No. 224908 30 1



 1. Names of Reporting Persons. Giuseppe Cala

      I.R.S. Identification Nos. of above persons (entities only).
                 Oklahoma                     73 1251800

2. Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable

3. SEC Use Only

4. Source of Funds (See Instructions) : PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : NO

6. Citizenship or Place of Organization : United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 99,042,405 shares of Common Stock, $.005 par value.

8. Shared Voting Power: N/A

9. Sole Dispositive Power: 99,042,405 shares of Common Stock and

10. Shared Dispositive Power : N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    99,042,405

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions) N/A

13. Percent of Class Represented by Amount in Row (11) 59% of
    Common Stock

14. Type of Reporting Person (See Instructions)

This statement related to the Common Stock, $.005 par value (the "Common Stock"), and other securities of Cala Corporation (formerly Creative Restaurant Concepts, Inc.), an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 1314 Texas Ave. Houston, Texas 77002

ITEM 2. IDENTITY AND BACKGROUND: This statement relates to the securities of the Issuer that were acquired by Mr. Giuseppe Cala.
The principal business of Mr. Cala has been restaurant and hotel ownership and management, and business acquisitions. His business address is 1314 Texas Ave. Houston, Texas 77002. Mr. Cala has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS: Mr. Cala previously acquired 8,710,819 shares of the Common Stock, $.005 par value of the Issuer, Warrants to purchase 150,000 shares of the Common Stock of the Issuer. during October 1999. On the first quarter of 2005 Mr. Cala acquired approximately 78,000,000 additional shares of common stock for the company in exchange for the acquired no payment salary's for the last four years

ITEM 4. PURPOSE OF TRANSACTION: The purpose of the acquisitions of the securities of the Issuer by Mr. Cala was for investment purposes.
(a) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries. (b) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries. (c) There are presently no vacancies on the Board of Directors of the Issuer, which has an authorized number of five members. There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office. (d) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.
(e) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure; except that the Board of Directors is considering a reverse stock split in the near future. (f) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person(f)
There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from over-the-counter pink sheet market.
(g) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. (h) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY: (a) As of the date hereof, Mr. Cala is the direct beneficial owner of 99,042,405 shares of the Common Stock, and warrants to purchase 150,000 shares of Common Stock exercisable at and exercise price of $.05 per share of the Issuer. (b) Mr. Cala has the sole power to vote and to dispose of the securities of the Issuer described herein. (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Cala during the past
60 days, except as described in Item 3 hereof. (d) To the best knowledge of Mr. Cala, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him. (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Cala.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS: None


SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 15, 2005 By: /S/ Giuseppe Cala

--------------------------- Giuseppe Cala